Exhibit 99.1

Aris Mining REPORTS Q1 2024 RESULTS WITH SEGOVIA GENERATING
$13.8 MILLION IN OPERATING CASH FLOW

Vancouver, Canada, May 14, 2024 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces its full financial and operating results for the three months ended March 31, 2024 (Q1 2024). Aris Mining previously released Q1 2024 production results and announced that it is on track to deliver full-year 2024 guidance while its expansion projects advance in a news release dated April 15, 2024. All amounts are in US dollars unless otherwise indicated.

Q1 2024
Gold production (Segovia & Marmato)	50,768 ounces
Segovia Operations All-in Sustaining Cost per Ounce Sold (AISC/oz)[1]	$1,434
EBITDA[1]	$22.4M
Adjusted EBITDA[1]	$28.4M
Net earnings (loss)	$(0.7)M or $(0.01)/share
Adjusted earnings[1]	$5.4M or $0.04/share
Number of common shares outstanding May 14, 2024	152.2M

Aris Mining CEO Neil Woodyer stated: “During Q1, our high-grade Segovia Operations produced 44,909 ounces of gold at a processed grade of 9.42 g/t, which was in-line with our mine plan for the quarter. As we announced in April, our operations are on-track to achieve full year 2024 production guidance of 220,000 to 240,000 ounces. AISC per ounce1 at Segovia of $1,434 were also in-line with budgeted expectations. During Q1, the Segovia Operations generated $13.8 million in cash flow from operations1 before expansion capital and taxes. We invested $37.4 million in our projects and mines, and we ended the quarter with a cash position of $147 million.

Both of our expansion projects progressed well during the quarter. At Segovia, the mill expansion from 2,000 to 3,000 tonnes per day has advanced with completion of mill sizing optimization studies, civil works for the relocated CMP mill feed receiving area are 85% complete, major equipment orders have been placed, and geotechnical test work for the mill and silo foundations are complete.

At the Marmato Lower Mine, most of the mechanical equipment has been ordered, including the crushers, ball and SAG mills, gravity concentrators, thickeners, and filter presses. The access road has reached the portal level, which allows the portal contractor access to their work area, and the second phase of the contract for the decline development has been submitted to a third-party review and will be awarded soon.”

Operations Review – Segovia Operations

	Q1 2024	Q4 2023	Q1 2023
Tonnes milled (t)	154,425	166,329	149,965
Average tonnes milled per day (tpd)	1,817	1,934	1,785
Average gold grade processed (g/t)	9.42	10.63	10.11
Gold produced (ounces)	44,909	54,719	46,513
Cash costs ($/ounce sold)[1]	1,162	997	814
AISC – total ($/ounce sold)[1]	1,434	1,264	1,104

1 AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted earning, free cash flow, cash costs and sustaining capital are non-IFRS financial measures in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section below for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s interim financial statements.

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Aris Mining Quarterly Cashflow Generation – Q1 2024 (US$ million)

Q1 2024
Gold sold (ounces)	51,044
Gold produced (ounces)	50,768
Average realized gold price ($/ounce sold)	$2,061

Gold revenue	105.2
Total cash costs[1], royalties & social contributions	(72.4)
Sustaining exploration	(1.0)
Sustaining capital - other	(6.8)
All in sustaining margin	25.0

Taxes paid	-
General and administration expenses	(4.2)
Change in receivables related to metal sales and VAT	(9.1)
Change in working capital and other	(17.8)
Impact of foreign exchange losses on cash balances	(0.3)
Cash flow from operations	(6.4)

Expansion and growth capital[1] at:
Marmato Upper Mine & Lower Mine	(16.7)
Regional exploration program	(3.0)
Segovia Operations – other growth capital	(8.5)
Toroparu Project	(1.9)
Total expansion and growth capital	(30.1)
Cashflow from operations after expansion capital	(36.5)

Proceeds from warrant/option exercises	7.7
Repayment of Gold-linked Notes	(3.7)
Capitalized interest	(2.6)
Contributions to investments in associates	(1.4)
Interest (paid), net of interest income	(10.6)
Net change in cash	(47.1)
Opening balance at the beginning of the period	194.6
Closing balance at the end of the period	147.5

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Aris Mining's condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023 and related MD&A (together, the Quarterly Filings) are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the interim financial statements are available free of charge by written request to info@aris-mining.com.

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion scheduled for completion in Q1 2025 and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the Proyecto Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining contact:

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations +1.604.417.2574

Cautionary Language

Non-IFRS Measures

Free cash flow, cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted (loss)/earning, sustaining capital and expenditures on growth capital are non-IFRS financial measures and non-IFRS ratios. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. For full details on these measures and ratios refer to the “Non-IFRS Measures” section of the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2024 and 2023 (MD&A). The MD&A is incorporated by reference into this news release and is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

The tables below reconcile the non-IFRS financial measures contained in this news release for the current and comparative periods to the most directly comparable financial measure disclosed in the Company's Q1 2024 interim financial statements.

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Cash cost per ounce

	Segovia Operations: Quarter ended			Total Operations: Quarter ended
$000s except per ounce amounts)	March 31, 2024	Dec 31, 2023	March 31, 2023	March 31, 2024	Dec 31, 2023	March 31, 2023
Total gold sold (ounces)	45,288	55,736	44,908	51,044	62,083	49,158
Cost of sales[1]	57,949	61,993	44,083	71,333	76,580	53,705
Less: materials and supplies provision	—	(715)	—	—	(1,211)	—
Less: royalties[1]	(3,008)	(3,434)	(2,660)	(4,092)	(4,531)	(3,410)
Add: by-product revenue[1]	(2,318)	(2,297)	(4,877)	(2,430)	(2,565)	(5,043)
Less: other adjustments	—	—	—	—	—	77
Total cash costs	52,623	55,547	36,546	64,811	68,273	45,329
Total cash costs ($ per oz gold sold)	1,162	997	814
1.	As presented in the interim and audited consolidated financial statements and notes for the respective periods.

All-in sustaining costs (AISC)

	Segovia Operations: Quarter ended			Total Operations: Quarter ended
$000s except per ounce amounts)	March 31, 2024	Dec 31, 2023	March 31, 2023	March 31, 2024	Dec 31, 2023	March 31, 2023
Total gold sold (ounces)	45,288	55,736	44,908	51,044	62,083	49,158
Total cash costs	52,623	55,547	36,546	64,811	68,273	45,329
Add: royalties[1]	3,008	3,434	2,660	4,092	4,531	3,410
Add: social programs[1]	2,289	2,501	2,404	3,455	2,653	2,404
Add: sustaining capital expenditures	6,496	8,669	7,332	7,320	11,020	7,867
Add: lease payments on sustaining capital	506	324	655	506	324	655
Total AISC	64,922	70,475	49,597	80,184	86,801	59,665
Total AISC ($ per oz gold sold)	1,434	1,264	1,104
1.	As presented in the interim and audited consolidated financial statements and notes for the respective periods.

Additions to mineral interests, plant and equipment

	Quarter ended,
($’000)	March 31, 2024	Dec 31, 2023	March 31, 2023
Sustaining capital
Segovia Operations	6,496	8,669	7,332
Marmato Upper Mine	824	2,351	535
Total	7,320	11,020	7,867
Non-sustaining growth capital
Segovia Operations	11,023	16,308	2,641
Toroparu Project	1,939	1,740	4,690
Marmato Lower Mine	14,865	9,394	3,881
Marmato Upper Mine	2,278	1,181	681
Juby Project	3	7	33
Total	30,108	28,630	11,926
Total Additions[1]	37,428	39,650	19,793
1. As presented in the interim and audited consolidated financial statements and notes for the respective periods.

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Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

Quarter ended,
($000s)	March 31, 2024
Earnings (loss) before tax[1]	10,310
Add back:
Depreciation and depletion[1]	7,519
Finance income[1]	(2,246)
Interest and accretion[1]	6,803
EBITDA	22,386
Add back:
Share-based compensation[1]	1,842
Loss from equity accounting in investee[1]	551
(Gain) loss on financial instruments[1]	3,742
Foreign exchange (gain) loss[1]	(108)
Adjusted EBITDA	28,413

1.	As presented in the interim and audited consolidated financial statements and notes for the respective periods.

Adjusted net earnings and adjusted net earnings per share

Quarter ended,
($000s except shares amount)	March 31, 2024
Basic weighted average shares outstanding	138,381,653
Diluted weighted average shares outstanding	138,381,653
Net earnings (loss)[1]	(744)
Add back:
Share-based compensation[1]	1,842
(Income) loss from equity accounting in investee[1]	551
(Gain) loss on financial instruments[1]	3,742
Foreign exchange (gain) loss[1]	(108)
Income tax effect on adjustments	78
Adjusted net (loss) / earnings	5,361
Per share – basic ($/share)	0.04

1.	As presented in the interim and audited consolidated financial statements and notes for the respective periods.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company being on track to deliver its full-year 2024 production guidance, the imminent awarding of the decline development contract and the Company’s plans and strategies are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, FOFI) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

Source: Aris Mining Corporation

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